Exhibit 2

SUPPLEMENTAL INFORMATION TO THE AGENDA FOR THE ORDINARY GENERAL SHAREHOLDERS

MEETING OF CEMEX, S.A.B. DE C.V.1

For this year, is there only an Ordinary General Shareholders Meeting and no Extraordinary General Shareholders Meeting?

Yes. On March 26, 2020, CEMEX, S.A.B. de C.V. (“CEMEX”) should only have an Ordinary General Shareholders Meeting (the “Meeting”). There should be no Extraordinary General Shareholders Meeting. As a general reference, under Mexican law, certain matters can only be approved at an Ordinary General Shareholders Meeting and other matters at an Extraordinary General Shareholders Meeting.

CEMEX ORDINARY GENERAL SHAREHOLDERS MEETING

What is being proposed under item I of the agenda for the Meeting?

The discussion and approval of certain reports for the year ended on December 31, 2019, which include CEMEX’s consolidated financial statements, results of operations, cash flow and variations of capital stock that, pursuant to the laws of Mexico, the Chief Executive Officer (“CEO”) of CEMEX must submit to CEMEX’s shareholders at an Ordinary General Shareholders Meeting after the shareholders are informed of the opinion of CEMEX’s Board of Directors with respect to the report presented by CEMEX’s CEO; the reports of CEMEX’s Audit and Corporate Practices and Finance committees; the accounting policies and criteria report and the tax status report of CEMEX, in each case as required in accordance with applicable Mexican Securities Market Laws, Tax Laws and CEMEX’s by-laws. This proposal is required by applicable laws in Mexico and standard for companies in Mexico at Ordinary General Shareholders Meetings. The documents described in Item I of the agenda are expected to be made publicly available in CEMEX’s website by no later than February 25, 2020.

What is being proposed under item II of the agenda for the Meeting?

The approval of a proposal for the allocation of profits for the fiscal year ended December 31, 2019. This proposal is required by applicable laws in Mexico and is also standard for companies in Mexico at Ordinary General Shareholders Meetings. No declaration of a cash or stock dividend is being proposed. Additional details, if any, on this Item II of the agenda of the Meeting, are expected to be made available in CEMEX’s website by no later than February 25, 2020.

What is being proposed under item III of the agenda for the Meeting?

As required by the laws of Mexico, the presentation by CEMEX’s Board of Directors of the report that contains the procedures and approvals (the “Procedures and Approvals”) that were implemented and followed regarding CEMEX’s share buyback program that was established and executed during the 2019 calendar year. As a general reference, 473,100,000 CEMEX ordinary shares which are equivalent, in Ordinary Participation Certificate (“CPO”) terms, to 157,700,000 CPOs, were purchased during the 2019 calendar year under CEMEX’s share buyback program. Additional details, if any, on this Item III of the agenda of the Meeting, are expected to be made available in CEMEX’s website by no later than February 25, 2020.

[1]

This document contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this document.

What is being proposed under item IV of the agenda for the CEMEX Ordinary General Meeting?

Similar to what was discussed and approved in CEMEX’s Ordinary General Shareholders Meeting held in 2019 relating to CEMEX’s share buyback program that was established and executed during the 2019 calendar year, this item includes the discussion and approval to set the amount of a reserve that would be used for the repurchase of CEMEX shares or other instruments representing such shares. The share buyback program being proposed would be of up to U.S.$500 million for the remainder of 2020, starting on March 26, 2020, and up until the date of CEMEX’s next Ordinary General Shareholders Meeting, expected to be held in 2021.

In general, the Procedures and Approvals followed during 2019 would also be followed during 2020. In particular, if the proposal is approved, repurchases under the share buyback program would be made from time to time at prevailing market prices in open market purchases in Mexico, as determined by the Chairman of CEMEX’s Board of Directors, CEMEX’s CEO or CEMEX’s Chief Finance Officer. This share buyback program does not obligate CEMEX to acquire any particular amount of stock. The timing, frequency and amount of repurchase activity will depend on a variety of factors such as levels of cash generation from operations, cash requirements for investment in CEMEX’s business, CEMEX stock prices, market conditions and other factors such as restrictions in CEMEX’s debt agreements. The existing share buyback program may be suspended, modified or discontinued at any time and has no set expiration date. In each of CEMEX’s future Ordinary General Shareholders Meetings, held yearly, shareholders would need to approve the amount of the share buyback program for the remainder of the year in which such meeting is held and up until the following Ordinary General Shareholders Meeting. Additional details, if any, on this Item IV of the agenda of the Meeting, are expected to be made available in CEMEX’s website by no later than February 25, 2020.

What is being proposed under item V of the agenda for the CEMEX Meeting?

Three separate actions, to be voted separately, to decrease the capital stock of CEMEX (in its variable part) by way of the following actions:

(1) First, to cancel the CEMEX ordinary shares (473,100,000) that were repurchased during the 2019 calendar year under CEMEX’s share buyback program, which represented approximately 1.05 % of CEMEX’s outstanding capital stock as of December 31, 2019;

(2) Second, to cancel 29,787,576 CEMEX ordinary shares related to CEMEX’s Mandatorily Convertible Notes, issued in December of 2009 and became due in November 2019 (the “Mandatorily Convertible Notes due in 2019”), and which remained in CEMEX’s treasury after the Mandatorily Convertible Notes due in 2019 were converted in November 2019;

(3) Third, to the extent that any part of CEMEX’s 3.72% Subordinated Optional Convertible Notes issued in May 28, 2015 and scheduled to mature on March 15, 2020 (the “May 2015 Optional Convertible Notes due 2020”) do not convert into CEMEX ordinary shares, to cancel any CEMEX ordinary shares that could remain in CEMEX’s treasury after March 15, 2020.

For the avoidance of doubt, as of February 7, 2020 there are the following two separate outstanding issuances of CEMEX’s Subordinated Optional Convertible Notes: (i) CEMEX’s 3.72% Subordinated Optional Convertible Notes issued in March 13, 2015 due on March 15, 2020 (the “March 2015 Optional Convertible Notes due 2020”), and (ii) the May 2015 Optional Convertible Notes due 2020. As approved in CEMEX’s Extraordinary General Shareholders Meeting held on March 31, 2016, any CEMEX ordinary shares held in CEMEX’s treasury that support the conversion rights under the March 2015 Optional Convertible Notes due 2020 that do not convert into CEMEX ordinary shares and which remain in CEMEX’s treasury after March 15, 2020, are not being canceled. The CEMEX ordinary shares held in CEMEX’s treasury that support the conversion rights under the May 2015 Optional Convertible Notes due 2020 that remain in CEMEX’s treasury after March 15, 2020 are being proposed to be canceled at the Meeting.

Additional details, if any, on this Item V of the agenda of the Ordinary General Shareholders Meeting, are expected to be made available in CEMEX’s website by no later than February 25, 2020.

What is being proposed under items VI, VII and VIII of the agenda for the Meeting?

In accordance with the laws of Mexico, for item VI of the agenda, the approval of (i) the persons that will be proposed during the meeting to be appointed as members of CEMEX’s Board of Directors and (ii) the persons that will be proposed during the meeting to be appointed the President, respectively for each corresponding committee, and members of CEMEX’s Audit Committee, Corporate Practices and Finance Committee, and Sustainability Committee. Under the laws of Mexico, the individuals being proposed are done so as a group and not individually; for item VII of the agenda, the proposal for the compensation of members of CEMEX’s Board of Directors, Audit Committee, Corporate Practices and Finance Committee, and Sustainability Committee; and for item VIII of the agenda, the proposal to appoint the delegate or delegates who will formalize the approved resolutions. These proposals are standard for companies in Mexico at these meetings. The names and biographies of the persons being proposed to be appointed to CEMEX’s Board of Directors and CEMEX’s Audit, Corporate Practices and Finance, and Sustainability committees, respectively, as well as their proposed compensation, are expected to be made available in CEMEX’s website by no later than February 25, 2020.

GENERAL

Where can I get more information and documentation about the Meeting?

For more information and documentation, you should visit the “Ordinary General Shareholders Meeting” section located on the “Investors” section on CEMEX’s website at www.cemex.com. Additional documentation is expected to be made public in the “Investors” section on CEMEX’s website at www.cemex.com by no later than February 25, 2020.